Exhibit 99.1



Portland General Electric
One World Trade Center
121 SW Salmon Street
Portland, Oregon 97204

News Release

FOR RELEASE
5 a.m. ET, July 22, 2009

Media Contact:
Gail Baker
Director, Corporate Communications
Phone: 503-464-8693

Investor Contact:
Bill Valach
Director, Investor Relations
Phone: 503-464-7395

Portland General Electric revises 2009 earnings guidance
Previews second quarter results

Portland, Ore. — Portland General Electric Company (NYSE: POR) announced today that it has revised full-year 2009 earnings guidance to a range of $1.35 to $1.45 per diluted share from previous guidance of $1.80 to $1.90 per diluted share. The key drivers of the revised guidance are as follows:

- Decline in retail margins due to the impacts on retail load from the economic recession, primarily in the industrial sector;

- Power originally intended to meet forecasted load was sold into a declining electricity market;

- Extension of the scheduled 2009 maintenance outage of Unit 4 of the Colstrip coal plant. During scheduled maintenance in late March, two turbines were found to be in need of repair. Both have been sent to the manufacturer. These repairs are expected to extend the outage from late-May until mid November 2009;

- Extension of scheduled maintenance outage at the Boardman coal plant. In early April, the plant was taken off-line for maintenance and generator overhaul, including a new rotor, with an expected restart date of early June. The generator did not pass acceptance testing and the new rotor did not perform satisfactorily, so the existing generator rotor is being reinstalled. The plant is now scheduled to return to service by mid August;

- Lower-than-forecasted hydroelectric results; and

- Impacts from the above items result in lower income taxes owed, which requires increased customer refunds under Senate Bill 408, an Oregon utility tax law.

For the second quarter 2009, PGE currently expects earnings to be approximately $0.31 per diluted share.

"Oregon's economy continues to be impacted by the national recession. Retail loads are down, primarily because our industrial customers' electricity use has declined by more than we projected just three months ago. In addition, lower prices in the wholesale energy market have made it difficult to offset lost revenue with the sale of excess power. These issues combined with an extended outage at the Colstrip plant have led us to reduce our full-year earnings guidance." said Jim Piro, president and CEO of PGE.

"Looking ahead, we are continuing to invest in our core utility business, enhance service to our customers and deliver value to shareholders. We're making good progress with significant capital projects. Our Biglow Canyon Wind Farm Phase II and III are on time and on budget. We are in the full deployment stage of our new smart-metering technology with approximately 15 percent of the meters installed. We believe our solid platform for growth provides long-term benefits to our shareholders."

Second Quarter 2009 Earnings Call and Webcast August 3, 2009

PGE will host a conference call with financial analysts and investors on Monday, August 3, 2009, at 11 a.m. ET. The conference call will be webcast live on the PGE Web site at www.PortlandGeneral.com. A replay of the call will be available beginning at 7 p.m. EDT on August 3 and continue through August 10. To access the recording, call 800-642-1687 and enter access code 18938834.

Jim Piro, president and CEO; Maria Pope, senior vice president, CFO and treasurer; and Bill Valach, director of investor relations will participate in the call. Management will respond to questions following formal comments.

Portland General Electric's second-quarter earnings will be released before financial markets open in the United States on August 3.

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About Portland General Electric Company
Portland General Electric, headquartered in Portland, Ore., is a fully integrated electric utility that serves approximately 814,000 residential, commercial and industrial customers in Oregon. Visit our Web site at www.PortlandGeneral.com.

Safe Harbor Statement
Statements in this news release that relate to future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding earnings guidance, statements regarding growth prospects, statements regarding future financing activities and capital expenditures, statements regarding the cost, and completion of capital projects, such as the smart meter project and the Biglow Canyon Wind Farm, as well as other statements containing words such as "anticipates," "believes," "intends," "estimates," "promises," "expects," "should," "conditioned upon" and similar expressions. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties, including matters and events related to final regulatory review and approval of the deferral of excess power costs related to Boardman's outage; regulatory approval and rate treatment of the smart meter and Biglow Canyon Wind Farm projects; the costs of compliance with environmental laws and regulations, including those that govern emissions from thermal power plants; changes in weather, hydroelectric, and energy market conditions, which could affect the availability and cost of purchased power and fuel; the outcome of various legal and regulatory proceedings; and general economic and financial market conditions. As a result, actual results may differ materially from those

projected in the forward-looking statements. All forward-looking statements included in this news release are based on information available to the Company on the date hereof and such statements speak only as of the date hereof. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the United States Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operation and the risks described therein from time to time.

POR-F
Source: Portland General Electric Company